

November 8, 2022

Murray Auchincloss
Chief Financial Officer
BP p.l.c.
1 St James's Square, London SW1Y 4PD
United Kingdom

Re: BP p.l.c.
Form 20-F for Fiscal Year Ended December 31, 2021
File No. 001-06262

Dear Murray Auchincloss:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation